UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2026

Yi Shao
Chief Executive Officer
Oriental Culture Holding LTD
Room 1310, Tower B, Harbour View Building
Eastern District, Hong Kong

Re: Oriental Culture Holding LTD
Registration Statement on Form F-3
Filed May 29, 2026
File No. 333-296369

Dear Yi Shao:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Li